UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number:  001-35123

GOLAR LNG PARTNERS LP

(Translation of registrant’s name into English)

Par-la-Ville Place,

14 Par-la-Ville Road,

Hamilton,

HM 08,

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐      No ☒.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐       No ☒.

Item 1.   INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously reported, on December 13, 2012, Golar LNG Partners LP (the “Partnership”) held its Annual Meeting whereby it elected the Class I, Class II and Class III directors of the Partnership and approved the adoption of Amendment No. 1 to the Partnership’s First Amended and Restated Agreement of Limited Partnership.  Attached as Exhibit 99.1 is a copy of Amendment No. 1 to the Partnership’s First Amended and Restated Agreement of Limited Partnership dated December 13, 2012.

Item 6.   EXHIBITS

The following exhibits are filed as part of this Report:

99.1	Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP dated December 13, 2012

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE PARTNERSHIP’S REGISTRATION STATEMENT ON FORM F-3 (NO. 333-181094) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 2, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date: January 11, 2013	By:	/s/ Graham Robjohns
	Name:	Graham Robjohns
	Title:	Chief Executive Officer (Principal Executive Officer)